UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Moolec Science SA Announces Adjournment of Extraordinary General Meeting of Shareholders to December 16, 2025

Moolec Science SA (NASDAQ: MLEC), a company incorporated under the laws of the Cayman Islands, with its registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (“Moolec,” the “Company,” “we,” “us,” or “our”), adjourned the virtual extraordinary general meeting of shareholders (the “EGM”) to December 16, 2025, at 9:00 a.m. Eastern Time.

A total of 4,339,915 ordinary shares out of 10,891,761 ordinary shares entitled to vote (representing 39.846%) were voted, and the required quorum was not reached. Accordingly, the EGM was adjourned to the same time, 9:00 a.m. Eastern Time, on December 16, 2025 (the “Adjourned Meeting”), and will be held in the same manner. If a quorum is not present at the Adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the EGM was convened. Proxy cards delivered for the EGM will be voted at the Adjourned Meeting.

Forward-looking Statements

This report contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this report will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including those risk factors included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: December 12, 2025	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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